DAVIS POLK & WARDWELL
1300 I STREET, N.W. WASHINGTON, D.C. 20005		MESSETURM 60308 FRANKFURT AM MAIN
450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017

1600 EL CAMINO REAL MENLO PARK, CA 94025	212 450 4500 FAX 212 450 3800	MARQUÉS DE LA ENSENADA, 2 28004 MADRID

99 GRESHAM STREET LONDON EC2V 7NG		1-6-1 ROPPONGI MINATO-KU, TOKYO 106-6033

15, AVENUE MATIGNON 75008 PARIS		3A CHATER ROAD HONG KONG

June 8, 2006

VIA EDGAR SUBMISSION AND BY HAND

Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 3720

Re:	Price Communications Corporation Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A File No. 0-08309

Dear Mr. Spirgel:

     On behalf of Price Communications Corporation (the “Company”), this letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated June 2, 2006 (the “Comment Letter”) regarding the above-referenced Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A filed May 19, 2006 (“Amendment No. 1”).

     In conjunction with this letter, the Company is filing via EDGAR, for review by the Staff, an amendment to Amendment No. 1 (“Amendment No. 2”), and we have enclosed three “clean” copies of Amendment No. 2 as well as three copies that are marked to show changes from Amendment No. 1.

     Set forth below are responses to the Staff’s comments as set forth in the Comment Letter. Page number references in the responses below correspond to the page numbers in Amendment No. 2.

2	June 8, 2006

General

1.	We note your response to prior comment one of our letter dated April 28, 2006. While not necessarily agreeing with your analysis, we have no further comments at this time.

Company Response:

      We acknowledge the Staff’s comment.

Proposal 1 – Dissolution

2.	Please disclose the extent to which the board of directors will be bound by the shareholder vote to proceed with the dissolution of the company. For example, may the board choose not to dissolve the company if unfavorable tax consequences may result?

Company Response:

      As disclosed in Amendment No. 1, the Company’s board of directors has unanimously approved the proposed dissolution of the Company following the exchange, subject to the approval of shareholders. Pursuant to Section 1001 of the Business Corporation Law of the State of New York (the “BCL”), the dissolution must be authorized by the affirmative vote of the holders of at least 66-2/3% of the Company’s outstanding shares. Upon receipt of such affirmative vote, the Company’s board of directors intends to file a Certificate of Dissolution with the Secretary of State of the State of New York, as required by the BCL and disclosed in Amendment No. 1.

      We supplementally advise the Staff that while it is theoretically possible that unforeseen circumstances may cause the Company’s board of directors, in satisfying its fiduciary duties, to reconsider its unanimous recommendation even after the holders of at least 66-2/3% of the Company’s outstanding shares approve the proposed dissolution. However, we presently do not know of any circumstance that may cause the board of directors to reconsider its approval of the proposed dissolution. As such, we respectfully submit that disclosing a theoretical possibility not merited by current facts will incorrectly indicate to shareholders uncertainty on the behalf of the board of directors regarding its unanimous approval, when no such uncertainty currently exists.

3.	We note your response to prior comment three of our letter dated April 28, 2006. Please disclose when you intend to adopt a plan of dissolution and why you are not presenting this plan to the stockholders now.

3	June 8, 2006

Company Response:

      We supplementally advise the Staff that the BCL does not require the Company to adopt a plan of dissolution. Pursuant to Sections 1003 and 1004 of the BCL, the Company is required to file a Certificate of Dissolution with the Secretary of State of the State of New York and upon such filing, the Company will be dissolved. Section 1005 of the BCL establishes the requirements for the Company’s conduct thereafter. Accordingly, the Company does not intend to adopt a plan of dissolution.

Interests of Directors and Officers in the Proposed Dissolutions; Estimated Distribution to Shareholders

4.	Please disclose the estimated range of the severance payments or otherwise provide disclosure that shows the potential magnitude of the payments and their impact on the amount to be distributed. For example, is it likely that the payments will be in the tens of thousands or in the millions?

Company Response:

      In response to the Staff’s comment, we have revised the disclosure to reflect the recommendation of the stock option and compensation committee of the Company’s board of directors. Please see pages 8, 9, 18, 21 and 22 of Amendment No. 2.

Material Income Tax Consequences

5.	Please disclose in the summary the material income tax consequences to the company and its shareholders in the event that the reorganization and alternative reorganization do not qualify as a “tax-free reorganization.” Briefly disclose why there is uncertainty over the material tax consequences of the transactions.

Company Response:

      In response to the Staff’s comment, we have revised the summary to explain the material federal income tax consequences if the reorganization and alternative reorganization do not qualify as a “tax-free reorganization” for federal income tax purposes, and to disclose why there is uncertainty over the material federal income tax consequences of the transactions. Please see pages 9 and 10 of Amendment No. 2.

4	June 8, 2006

Background and Reasons for Dissolution

6.	We note your response to prior comment five of our letter dated April 28, 2006 regarding the security interest granted to Verizon. As requested, please disclose the current percentage and value of the security interest in your preferred interest in the Verizon partnership.

Company Response:

      In response to the Staff’s comment, we have revised the disclosure to reflect the current percentage of the Company’s preferred interest in Verizon Wireless of the East LP (the “Verizon Partnership”) that is subject to the security interest. Please see page 12 of Amendment No. 2. We supplementally advise the Staff that the current value of the security interest in the Company’s preferred interest in the Verizon Partnership that is subject to the security interest is approximately $41.3 million, as already disclosed on page 11 of Amendment No. 2.

Estimated Distribution to Shareholders

7.	Please explain in more detail how you arrived at a value of $35.0 million for contingency reserves.

Company Response:

     We supplementally advise the Staff that the Company’s board of directors considered several factors in arriving at the estimate for contingency reserves. First, because the Company will distribute all of its net assets to shareholders during the dissolution process, the board of directors wanted to ensure that there will be sufficient funds to satisfy all of the Company’s actual and contingent liabilities. After filing its Certificate of Dissolution with the Secretary of State of New York, the Company intends to give notice requiring all creditors and claimants to present their claims against the Company in writing within a period of 6 months, in accordance with Section 1007 of the BCL. Until the completion of this 6-month period, the Company cannot predict with accuracy the amount of funds that will be required to satisfy its actual and contingent liabilities. In addition, the Company’s federal income tax returns for all tax years after 2001, including the dissolution period, remain subject to audit and the Company’s New York state and New York city tax returns for all tax years after 1993 and 1992, respectively, also remain subject to audit. Accordingly, the Company’s board of directors concluded that sufficient reserves should be maintained to enable the Company to pay or dispute, if necessary, any claims that may be asserted by any

5	June 8, 2006

taxing authorities as a result of any such audit. Moreover, as disclosed in Amendment No. 2, to the extent the Company is able to settle its liabilities for less than the amount of the reserves, the excess amount will be distributed to the Company’s shareholders. On the other hand, if the Company does not reserve funds that are sufficient to satisfy its actual and contingent liabilities, the Company’s shareholders may be liable for the shortfall. After considering all of these factors, the Company’s board of directors concluded that it would be prudent to estimate a contingency reserve of $35.0 million. The board of directors will reconsider this amount prior to the Company’s first distribution to shareholders and from time to time thereafter.

     We are grateful for your assistance in this matter. A representative of this firm will call you after this filing has been made to discuss any concerns you may have. Please do not hesitate to call me at 212-450-4674, or my colleagues Nancy Sanborn (212-450-4955) and Himanshu Singh (212-450-4426), with any questions you may have with respect to the foregoing.

     Please acknowledge receipt of this filing by stamping the enclosed copy of this letter and returning it to our messenger who has been instructed to wait.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

cc w/o encl:	Robert F. Price Kim Pressman
Price Communications Corporation

Peter J. Samuels
Proskauer Rose LLP

Nancy L. Sanborn Himanshu P. Singh
Davis Polk & Wardwell